EXHIBIT 99.1

  FINAL

  Tongxin International, Ltd.

Tongxin Extends Term of Outstanding Warrants to April 30, 2012

CHANGSHA, China,  March 9, 2011 - Tongxin International Ltd., (Pink Sheets: TXIC), a China-based manufacturer of engineered vehicle body structures ("EVBS") and stamped parts for the commercial automotive industry, today announced that it has extended the expiration date of its outstanding warrants to April 30 2012. The remaining terms of the outstanding warrants remain the same.

Warrant holders with questions regarding the extension of the expiration date of the Company’s outstanding warrants should contact the Company at 1-800-625-2236, ext. 7770.

About Tongxin International Ltd.

Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin International Ltd. maintains a network of over 100 customers throughout 20 provinces in China. Headquartered in Changsha, the Company also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

Forward Looking Statements

Statements contained in this press release, which are not historical fact, constitute Forward-Looking Statements. Actual results may differ materially due to numerous important factors that are described in Tongxin International Ltd.'s reports to the SEC, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International Ltd. does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Contact
In the U.S.:

Stanley Wunderlich, CEO
Consulting for Strategic Growth 1
Tel: 1-800-625-2236
Fax: 1-646-205-7771
Email: swunderlich@cfsg1.com